Exhibit 99.1

 Rithm’s Acquisition of Sculptor  As of October 24, 2023

 Important Notice  This presentation does not constitute an offer to sell nor a solicitation of any offer to buy any securities of Sculptor Capital Management, Inc. and its consolidated subsidiaries (the “Company” or “Firm”) or any securities in any fund managed by the Company or its affiliates. Nothing contained herein shall form the basis of any contract or commitment whatsoever.  This presentation includes references to the investment performance of the Company, including certain funds managed by the Firm. All such references are qualified in their entirety by reference to disclosures in the Company’s public SEC filings which contain a complete description of investment performance and related disclosures for the funds referenced. Past performance is no indication or guarantee of future results.   Some of the information contained herein has been obtained from third-party sources. The Company has relied on the accuracy of such information and has not independently verified its accuracy.  This presentation contains projections regarding, among other things, our estimates for future performance and operating results, including future revenues, cash flows, assets under management, management fees, incentive income, ABURI, capital requirements, headcount and general, administrative and salary expenses. These projections are based largely on the Company’s current expectations and are subject to a number of known or unknown risks and uncertainties (some of which are beyond the Company’s control). In light of these risks and uncertainties, there can be no assurance that the projections contained in this presentation will in fact be realized. In addition, such projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants or GAAP. The Company and its affiliates, employees, representatives and advisors expressly disclaim any and all liability based, in whole or in part, on such projections, and further disclaim any intention or obligation to update or revise such projections, whether as a result of new information, future events or otherwise.  Cautionary Note Regarding Forward-Looking Statements  The communication contains statements which may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed transaction. All statements, other than statements of current or historical fact, contained in this communication may be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “may,” “should,” “could,” “estimate,” “intend” (or the negative of these terms) and other similar expressions are intended to identify forward-looking statements. These statements represent Sculptor’s current expectations regarding future events and are subject to a number of assumptions, trends, risks and uncertainties, many of which are beyond Sculptor’s control, which could cause actual results to differ materially from those described in the forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements contained herein. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Forward Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Sculptor’s most recent annual and quarterly reports and other filings filed with the SEC, which are available on Sculptor’s website (www.sculptor.com).  Factors that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied include, but are not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of closing conditions to the transaction on a timely basis or at all, including the ability to obtain required regulatory and stockholder approvals; uncertainties as to the timing of the transaction; litigation relating to the transaction; the impact of the transaction on Sculptor’s business operations (including the threatened or actual loss of employees, clients or suppliers); incurrence of unexpected costs and expenses in connection with the transaction; and financial or other setbacks if the transaction encounters unanticipated problems. Other important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, risks related to changes in the financial, equity and debt markets, risks related to political, economic and market conditions and other risks discussed and identified in public filings made by Sculptor with the SEC.  New risks and uncertainties emerge from time to time, and it is not possible for the Company to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Forward-looking statements contained herein speak only as of the date of this communication, and the Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.  Non-GAAP Financial Measures  This presentation includes certain non-GAAP financial measures, including Economic Income, Distributable Earnings, Adjusted Distributable Earnings and Fee-Related Earnings. These non-GAAP financial measures should not be considered alternatives to the Company’s revenues, net income (loss) or cash flow from operations that have been prepared in accordance with GAAP, and are not necessarily indicative of liquidity or the cash available to fund operations. The Company’s non-GAAP measures may not be comparable to similarly titled measures used by other companies. Please note that September 30, 2023 figures are estimates.  Additional Information About the Transaction and Where to Find It  This communication relates to a proposed transaction between Rithm and Sculptor. In connection with the proposed transaction, Sculptor has filed with the SEC and has mailed or otherwise provided to its stockholders a proxy statement regarding the proposed transaction. Sculptor may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SCULPTOR’S STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement and other documents containing information about Sculptor and the proposed transaction, once such documents are filed with the SEC (when available) from the SEC’s website at www.sec.gov and Sculptor’s website at www.sculptor.com. In addition, the proxy statement and other documents filed by Sculptor with, or furnished to, the SEC (when available) may be obtained from Sculptor free of charge by directing a request to Sculptor’s Investor Relations at investorrelations@sculptor.com.   No Offer or Solicitation  This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed transaction will be implemented solely pursuant to the terms and conditions of the merger agreement, which contain the full terms and conditions of the proposed transaction.

 Rithm’s Transaction Price Reflects Significant Premium to Unaffected Share Price  Rithm’s transaction price of $12.00 represents a 41% premium over the unaffected November 17, 2022 closing Class A share price of $8.50 and a 27% premium over the pre-initial announcement July 21, 2023 closing price of $9.42   The Rithm transaction provided the highest price offered at the time it was accepted, including the price then offered by the Consortium   The Special Committee (“SC”) Conducted a Comprehensive and Independent Strategic Process   The SC, consisting of only independent directors, led a strategic process reaching approximately 70 potential partners over 17 months (14 months pre-signing and 3 months additional engagement with buyers referred to as “the Consortium”)  The SC conducted its process independently of management and was willing to consider any and all types of transactions  After a robust sale process, the SC determined that the Rithm transaction is in the best interests of the Class A stockholders  The Rithm Transaction Offers the Greatest Certainty of Closing   The Rithm transaction was selected because it provided the highest price coupled with greatest certainty of closing and it continues to do so  The SC has not determined that any of the non-binding proposals received post announcement from the Consortium are superior to the Rithm transaction, despite the SC engaging with the Consortium in an effort to improve their proposals  After receiving a revised non-binding proposal from the Consortium, after the Rithm announcement, the SC has provided clear feedback on the terms that would provide the necessary certainty of closing   Despite having provided 16 separate non-binding proposals (11 since the Rithm announcement), the Consortium has been unwilling to accept the key risk the SC has identified, that the transaction must be required to close even if the Company suffers a material deterioration to its business between signing and close, and instead seeks to allocate that risk to the Company’s stockholders   Despite extensive negotiations (including in the last several weeks), the Consortium has not been willing to execute on a transaction on terms the SC will accept    2   1   3  Without the Rithm Transaction, the Company Faces Significant Risks as a Standalone Company   The transaction provides increased certainty of execution and time to close, both of which are vital to a business facing material uncertainty   The financial condition of the Company has materially worsened with declining revenues and AUM, which has continued through the months of the strategic process, raising significant concerns if a transaction is not consummated in short order  If the Rithm transaction does not close, there is a material risk of significant client redemptions and employee attrition, jeopardizing the business    4  Former EMDs(1) (“FEMDs”) Are Not Fully Aligned with the Interests of Class A Stockholders  The negative impact of FEMDs’ actions and resulting public disputes and concerns about whether the Company could continue to withstand those impacts were the key reasons the Company’s Board decided to pursue strategic alternatives for the Company for the benefit of all stockholders   FEMDs’ persistent self-interest complicated the transaction process by seeking to extract preferential payment terms and misrepresenting the facts, as well as threatening and/or commencing litigation    5  Executive Managing Directors (EMDs) represent the senior most corporate title in the organization. The Former EMD Group referenced herein is specifically defined in the proxy statement   The Rithm Transaction is Superior in Terms of Value, Timing and Closing Certainty

 Summary of the Rithm Transaction   Transaction includes purchase of Sculptor Class A shares at $12.00 per share (including $52 million with respect to Class A shares owned by Rithm which will be cancelled for no consideration), purchase of Class A and A-1 Units of operating partnerships, assumption of unvested incentive payments, and repayment of term loan.  Class A and A-1 unitholders will receive consideration in accordance with the limited partnership agreements of Sculptor’s operating partnerships based on $12.00 per share price, ~$7.13 per unit  Represents share price as of November 17, 2022, the day prior to the day that the Company announced that a special committee of independent directors of the BOD had been formed   On October 12, 2023, Rithm Capital Corp. and Sculptor Capital Management, Inc. entered into an amended definitive agreement under which Rithm will acquire Sculptor in a transaction valued at approximately $690 million(1)  Sculptor Class A stockholders will receive $12.00 cash consideration per Class A share(2):   41% premium to unaffected share price of $8.50 on November 17, 2022(3)  27% premium to Sculptor’s closing price of $9.42 on July 21, 2023 (pre-initial transaction announcement)  Revised price from the initial July 24, 2023 offer price of $11.15 per Class A share  The SC, along with its independent financial and legal advisors, conducted a thorough and independent process involving a comprehensive evaluation of a broad range of strategic alternatives with various bidders  Sculptor’s Board of Directors (“BOD”), acting on the unanimous recommendation of the SC, unanimously approved the transaction and recommended that Sculptor stockholders vote FOR the proposed transaction   Transaction is expected to close promptly after receipt of stockholder approval:  Stockholders Meeting is scheduled for November 16, 2023  All regulatory approvals have been received   Fund investor consent threshold of 85% has currently been met (although this is subject to change at the time of closing)  The Rithm transaction provides the highest price with the greatest certainty of closing.

 Special Committee Conducted Comprehensive and Independent Process   1  On May 23, 2022, Sculptor’s BOD established the SC comprised of independent, disinterested directors immediately following an unsolicited outreach from an institution regarding interest in a potential acquisition  Strategic process was publicly announced on November 18, 2022 in a press release in which the Company stated it was exploring transactions that would maximize value for stockholders  From November 2022 through July 2023, SC conducted a robust process involving discussions with approximately 70 potential bidders with the assistance of PJT Partners (financial advisor to the SC) and JP Morgan (financial advisor to Sculptor)   During this time, the SC met in excess of 110 times to review progress and deliberate extensively  SC received independent financial and legal advice from PJT Partners and Latham & Watkins, respectively, as well as a fairness opinion from PJT Partners. In addition, the full Sculptor Board received a fairness opinion from JP Morgan   Outreach  (Mid to Late Nov. 2022)  Stage 1  (Nov. 2022 to Jan. 2023)  Stage 2  (Jan. to Mid Feb. 2023)  Exclusivity  (Feb. to May 2023)  Post-Exclusivity Termination  (May to July 2023)  Excludes 4 indications of interest received outside the formal round one process  (1)  Proposed deal of $12/share terminated due to insufficient and delayed engagement by Mr. Och  In light of the failed auction, SC reached out to potential buyers and negotiated with 4 parties on price and terms (including Consortium), ultimately announcing the Rithm transaction as it offered highest value with certainty of closing

 Special Committee Process: Designed to Maximize Value to Class A Stockholders  1  The SC is completely independent and aligned with Class A stockholders  The SC ran the process from start to finish, with procedures in place to ensure no improper influence or control exercised by management  The SC’s advisors reviewed all diligence materials throughout the process, including financial projections and analysis prior to sharing with potential bidders  Management was accompanied by the SC’s advisors, PJT Partners, as well as JP Morgan, during all diligence meetings  The bid process was designed to maximize value for Class A stockholders regardless of the impact to management   The SC made clear in bid letter instructions that interested parties were not required to retain any Company personnel following the closing of the potential transaction   Interested parties were instructed, both verbally and in writing at several points throughout the process, to refrain from discussions or negotiations with Company’s management team regarding go-forward employment terms and/or management rollover, unless and until the principal economic terms of the potential transaction had been approved by the SC  The SC was the decision maker throughout the process  The SC and its advisors designed the bidder outreach, determined which bidders would advance in the process, negotiated the key terms of the merger agreement and made the determination to accept the Rithm transaction  The SC and its advisors independently analyzed all financial projections and analysis from Company’s management to help inform their decision making   The SC and its advisors negotiated all principal economic and legal terms of definitive agreements   The SC engaged an independent consultant to analyze the feasibility of achieving the client consent condition   As is customary, in order to avoid disruption to the business, the SC did not permit bidders to speak directly with clients or other third parties

① Strong Board Oversight Under Enhanced Governance Practices



Marcy Engel (Chairperson of Board)

- Joined the Board (independent director) in 2018
- Previously COO and General Counsel of Eton Park Capital Management
- Senior legal roles at Salomon Smith Barney and Citi; led regulatory and industry working groups



Bharath Srikrishnan (Independent Director)

- Joined the Board in November 2020
- Founder and Managing Partner of BharCap Partners and formerly chairman of WhiteStar Asset Management
- Appointee of Delaware Life - term loan holder



Charmel Maynard (Independent Director)

- Joined the Board in 2021
- Currently CIO and Treasurer for University of Miami, including University of Miami Health System with prior experience in JP Morgan's investment banking division



Jimmy Levin (CEO & CIO of Sculptor)

- Joined Sculptor in 2006 and is Chairperson of Sculptor's Portfolio Committee and Partner Management Committee



David Bonanno (Independent Director)

- Joined the Board in March 2021
- Currently Chief Strategy Officer at Bullish



Wayne Cohen (President & COO of Sculptor)

- Joined Sculptor in 2005 and is a member of Sculptor's Partner Management Committee

★ Represents member of the SC

Special Committee Actions

- ✓ Comprised of two fully independent, disinterested directors and separately advised by fully independent advisors
- ✓ Formed on May 23, 2022 and publicly announced on November 18, 2022
- ✓ Ran strategic review process and negotiated and announced deal for stockholders
- ✓ To date, have held over 140[1] meetings to deliberate during the strategic alternatives process

Recent Board Actions

- ✓ Successfully deleveraged balance sheet and secured strategic investment from Delaware Life
- ✓ Oversaw a successful transition of senior management, returning the Company to a period of growth
- ✓ Eliminated Mr. Och's proxy control over all stockholder votes, changing governance structure to 1 share 1 vote
- ✓ Expanded stockholder outreach and implemented responsive governance enhancements, including annual say on pay
- ✓ Appointed first female as board chair of a publicly traded alternatives firm

(1) Includes 110 meetings held prior to signing and 30+ meetings held following the original Rithm transaction announcement

7 | S

 Transaction Price Reflects Significant Premium to Unaffected Share Price  Represents share price as of November 17, 2022, the day prior to the day that the Company announced that a special committee of independent directors of the BOD had been formed   Based on $594M Transaction Equity Value and 2024E ABURI Adjusted Distributable Earnings of $11M per Sculptor’s Standalone Strategy Forecast   2  Rithm’s transaction price of $12.00 represents a 41% premium over the unaffected November 17, 2022 closing Class A share price of $8.50(1) and a 27% premium over the pre-initial announcement July 21, 2023 closing price of $9.42.  The $12.00 transaction price implies a ~52x price to earnings multiple.(2)  Strategic Process Announced  11/17/22: $8.50  Transaction Price: $12.00  Pre-Announcement Closing  7/21/23: $9.42  Consortium Proposal leaked: 8/20/23

 The Rithm Transaction Offers the Greatest Certainty of Closing   3  Closing Certainty  Timing Certainty  All regulatory approvals received  Fund investor consent threshold of 85% has currently been met (although this is subject to change at the time of closing)  Expected closing in 2023 promptly after receipt of stockholder approval (meeting scheduled for November 16)  Customary closing conditions are all capable of being satisfied on closing date  Requires US, UK and Hong Kong regulatory approvals  Requires 80% client consent condition for CLO business line, but Consortium maintains optionality to sell CLO business to an unspecified third party  Requires 70% client condition for Real Estate business line, but the Consortium has not reached an agreement to retain the Real Estate team   Consortium has proposed an evolving set of changes to Sculptor’s investment function, which has resulted in a material amount of clients in Multi-strategy and Opportunistic Credit business lines informing the Company that they may withdraw their investments at the next available redemption window, and Consortium has not agreed to accept risk of adverse effects that would arise if such an outcome occurs  Contingent closing in 2024 following receipt of stockholder, client and regulatory approvals  Re-starting the clock on regulatory approvals would require up to 6 months; requires separate review of each of the multiple members of the Consortium   Client redemptions and employee turnover during pre-closing period will cause material harm to the Company’s business  Rithm Transaction  Consortium’s Non-binding Proposal  Price Per Share  $13.50 per Class A share  $12.00 per Class A share  The Consortium’s current non-binding proposal shifts significant closing risk to Sculptor’s stockholders, and therefore, even if a merger agreement with that conditionality was to be signed, there is significant risk that Sculptor stockholders will not receive the $13.50 per share described by the Consortium in their non-binding proposal. The nominally higher price per share does not make up for exposing the Company and its stockholders to this significant risk.

③ The Rithm Transaction Offers the Greatest Certainty of Closing

While the Consortium has continued to improve its non-binding proposals, it has not submitted a proposal determined to be superior to the Rithm transaction. Proceeding with the Consortium's current non-binding proposal would put the Company at material risk of not completing any transaction.

- Throughout the process, the SC has clearly articulated to the Consortium the terms and conditions, in addition to price, that could lead to a superior offer:

  1 Financing Certainty   2 Closing Certainty   3 Timing Certainty

- The SC began engaging directly with the Consortium after deeming its September 30th proposal to be reasonably likely to lead to a superior proposal
- During this engagement, the SC proposed the terms and conditions necessary to protect stockholders from a failed transaction given the material risk that the Company's business would be materially harmed should a transaction not be consummated
- The SC has engaged with the Consortium for over 10 months, and more recently, despite the material risk of client and employee flight created by the Consortium's non-binding proposal and related media leaks, the SC has spent the last several weeks engaging almost daily with the Consortium in an effort to facilitate a transaction

SC Proposal on Terms and Conditions to Lead to a Superior Offer	Consortium's Response
1 Financing Certainty: Provided mark-ups of Consortium's commitment letter and guarantee and requested customary financial information to establish sufficient liquidity	1 Financing Conditionality: Did not provide requested financial information until October 13, 2023
2 Closing Certainty: Provided draft merger agreement with edits that removed client consent conditions and included provisions requiring the Consortium to assume client redemption and other closing risks that arose as a result of an announced transaction with the Consortium	2 Closing Conditionality: Required client consent of 80% for the CLO business and 70% for the Real Estate business, putting the risk on stockholders, who would get nothing if not attained. Rejected requirement that the Consortium assume the risk of client redemptions as a result of an announced deal with the Consortium
3 Signing Certainty: Placed deadline on Consortium to provide all necessary information by October 9, 2023, but continued to engage with Consortium following the deadline in pursuit of superior per-share price for stockholders	3 Signing Conditionality: Committed to be in a position to finalize definitive agreements on October 20, 2023, but continued to request additional in-person meetings with key employees, submit additional diligence requests and was still not prepared to execute definitive agreements on October 24, 2023

The SC determined the Consortium's latest proposal continues to introduce signing and closing uncertainty, fails to resolve threshold issues and shows unwillingness or inability to proceed with a transaction on terms that the SC would be willing to recommend to stockholders.

10 | S

 The Consortium’s Non-Binding Proposal Places Material Closing Risk on Stockholders   3  The Consortium’s evolving set of changes to the investment process creates a material risk of significant client redemptions   Clients invest in our firm (and others like it) based on our investment process, strategy and team   Clients allocate capital after extensive diligence, often taking a year or longer, and select managers to fit a specific need in their portfolio (see Appendix for details)  The Consortium is proposing to change the way in which Sculptor’s funds are managed, replacing the existing investment decision making structure with Boaz Weinstein as CIO (who will also be CIO for his existing asset management firm)  The Consortium has continued to amend the details of how the investment process will be run going forward   Would result in an investment decision making function and senior investment leadership team that was not underwritten by our clients  Such a significant change to the investment function brings a material risk that clients would redeem  Our clients have provided substantial negative feedback on the proposal from the Consortium   It is likely that the majority, or substantially more, of the Multi-Strategy and Credit funds would redeem   Represents ~$13B AUM or ~$149M management fee revenue (~64% of annualized Q2 2023 total management fee revenue)(1)  Creates challenges in the Company’s ability to retain investment professionals and key operational talent   These actions could result in a material adverse impact on the Company, creating risk that the Consortium would seek to terminate the transaction   The SC has carefully assessed the closing risk and continues to believe that the risk needs to be borne by the Consortium, not stockholders  The SC engaged an independent consultant to provide industry context, detailed analysis of the current investor base and impact of projected changes to the investment process  The findings of the consultant and client feedback painted a clear picture as to the risk of the Consortium’s non-binding proposal   The SC engaged with and negotiated extensively with the Consortium and provided clear guidance as to the risks that would need to be assumed by it  While the Consortium has agreed to eliminate the client consent condition for the Multi-Strategy and Credit funds, it has refused to accept the risk of a material loss of AUM in those businesses and agree to close even if those very risks materialize   The SC has drawn a hard line on this issue to protect stockholders  A transaction with the Consortium is likely to lead to significant client redemptions which will have a material impact on the business, providing the Consortium with the ability to walk away from the deal, materially harming the Company’s business and resulting in a material loss for its stockholders.  The Company’s BOD sought a strategic partner to alleviate the continued challenging prospects of operating as a standalone company. The Consortium’s proposal, in its current form, exacerbates these challenges by creating a significant risk of redemptions while not offering certainty of closing, potentially leaving the Company in a materially worse position.   AUM of June 30, 2023. Management fee revenue reflects estimated run rate revenue assuming average management fee rates for respective funds. Excludes Aviation Finance Fund and Tactical Credit Fund

 The Consortium Has Consistently Fallen Short of Putting Forth a Superior Proposal  Throughout the process, SC emphasized to bidders the importance of value to stockholders, available financing, timing and certainty of closing. The Consortium has not put forward a proposal determined to be superior across these factors to the Rithm transaction.   Stage 2 & Exclusivity with Bidder D  Post-Exclusivity Period   Proposal 3: 6/6/23  Price: $11.00  Financing: No  Closing Achievable: No  Proposal 4: 7/6/23  Price: $11.50  Financing: No  Closing Achievable: No  Proposal 5: 7/10/23   Price: $11.00  Financing: No  Closing Achievable: TBD  Lower than Rithm bid of $11.15 with less certainty to close  Post-Rithm Transaction Announcement   Proposal 6: 8/12/23  Price: $12.25  Financing: Partial  Closing Achievable: No  Proposal 7: 8/24/23:   Price: $12.25  Financing: Partial  Closing Achievable: No  Proposal 8: 8/26/23  Price: $12.76  Financing: Partial  Closing Achievable: No     Proposal 9: 8/31/23  Price: $12.76  Financing: Uncertain  Closing Achievable: No  3  Proposal 1: 1/16/23  Price: $11 - $12  Financing: No  Closing Achievable: TBD  Delivered month after completion of Round 1  Decision to grant exclusivity to Bidder D at $12 on February 18, 2023  Proposal 2: 2/18/23  Price: $12 - $14  Financing: No  Closing Achievable: TBD  Delivered after entry into exclusivity with other bidder  Proposal 10: 9/18/23  Price: $12.76  Financing: Uncertain  Closing Achievable: No  Proposal 11: 9/20/23   Price: $12.76  Financing: Uncertain  Closing Achievable: No  Proposal 12: 9/26/23   Price: $12.00  Financing: Uncertain  Closing Achievable: Uncertain  Proposal 13: 9/30/23   Price: $12.76  Financing: Uncertain  Closing Achievable: Uncertain  SC determined it reasonably likely to lead to a superior proposal and engaged further  Proposal 14: 10/2/23   Price: $13.00  Financing: Uncertain  Closing Achievable: Uncertain  Proposal 15: 10/10/23  Price: $13.00  Financing: Uncertain  Closing Achievable: Uncertain  Proposal 16: 10/13/23   Price: $13.50  Financing: Yes  Closing Achievable: Uncertain  During the formal stages of the bidding process, the Consortium’s proposal provided lower value than selected bids  The Consortium missed deadlines to submit proposals on expected timelines to close   It took until September 30, 2023, for the Consortium to submit a proposal that enabled the SC to engage further (per the customary terms of the Rithm Merger Agreement)  After October 6, 2023, the SC and its advisors engaged in negotiations with the Consortium on the terms of a potential transaction, and granted the Consortium access to the data room and provided extensive additional information requested by the Consortium  The SC has provided feedback to the Consortium on the terms and conditions that can lead to a superior proposal, but to date the Consortium’s non-binding proposals continue to introduce signing and closing uncertainty, fail to resolve threshold issues and show unwillingness or inability to proceed with a transaction on terms that the SC would be willing to recommend to stockholders

 The Rithm Transaction Mitigates the Significant Risk of Standalone Prospects of the Company  4  A stable client and employee base is vital to the success of the Company.   Clients  Retention of our clients is key to the ongoing success and financial condition of our Company  Most of our revenue is from open-ended investment funds with frequent redemption periods (e.g., quarterly)  Clients are institutional and highly sophisticated, undertaking significant due diligence prior to allocating capital, particularly on the investment process  Recent business uncertainty has impacted client flows, and continued uncertainty is anticipated to result in elevated redemptions   We operate a human capital business where our employees are our largest assets  Highly specialized and in-demand employee base  Clients are highly focused on the professionals managing their capital and the ability for the Company to retain them  Recent business uncertainty has impacted morale and continued uncertainty could lead to challenges retaining and recruiting top talent   Employees  The Company is receiving feedback proactively from clients that there is concern regarding the Consortium acquiring the Company   Clients that reached out voiced a negative reaction to individuals publicly reported by the press to be part of the Consortium acquiring the Company and indicated an intention to redeem assets as soon as possible in the event the Consortium were to be selected as the winning party   The key reason clients have remained as investors in the Sculptor funds during this period of uncertainty is due to their belief in, and support of, the Company’s existing management and investment team and overall investment process, and they would strongly disfavor any material changes to those teams or processes  The Rithm transaction materially reduces the risk of clients and employee loss versus other alternatives   Client consents have been obtained (although this is subject to change at the time of closing)  Fastest timeline to close a transaction  The Company could lose material value absent a transaction   PJT and JP Morgan conducted financial analyses using the Standalone Forecast to come to valuation ranges of the Company on a standalone go-forward basis, which reflect a potentially significantly lower Class A value per share compared to Rithm’s offer price   PJT Fairness Opinion: $7.00 - $8.82 implied Class A share equity value range across its financial analyses  JPM Fairness Opinion: $3.45 - $7.15 implied Class A share equity value range across its financial analyses  Given client and employee reactions to the Company’s current uncertain position, actual outcomes could be materially worse than those forecasted and valued in these opinions

 FEMDs Are Not Fully Aligned With The Interests of Class A Stockholders  5  Negative Impact on Bidder Interest  Frustration of Negotiation Process  Pursuit of Preferential Terms At Expense of Other Stockholders  Potentially chilling effect on the process participants’ interest due to perceived threats of litigation and adverse impact to acquirors’ reputations  Documented challenges with bidders who have engaged with FEMDs throughout the strategic alternatives process to negotiate their support of bidders’ proposed transactions  The Company believes that limited engagement and lack of FEMDs’ support resulted in the loss of a potential $12.00 per Class A share transaction (over seven months ago) from Bidder D with whom the Company entered into exclusivity  Bidder D stated that it was not willing to move forward with a potential transaction without the FEMDs’ support, but the FEMDs did not provide such support  Company was ultimately forced to re-engage potential bidders from initial process after failed exclusivity with Bidder D  Among other things:  Request that Rithm agree to prepay a significant portion of the $170+ million remaining TRA(1) payments at favorable discount rate with any left outstanding guaranteed by Rithm   Request that new TRA be created for any tax attributes created by the transactions and that Rithm guarantee approximately $173 million of amounts payable under the existing TRA and a guarantee of the additional nominal amounts payable under the new TRA created (estimated to be approximately $119 million, for a total estimated nominal amount of approximately $292 million of payments guaranteed)  Request for option to rollover Class A units, allowing them to continue deferring significant tax obligations dating back to the time of the IPO  Request reimbursement from the Company of $5.5 million of legal fees incurred in connection with the Company’s sale process, including counsel costs related to negotiating for their own economic benefits  The Company believes that FEMDs’ self-interests have led to significant uncertainty at the Company, impairing the Company’s financial condition  The Company believes that FEMDs’ actions were designed to impede the execution of a transaction that would provide value and certainty for all stockholders  Transaction Protects Class A Stockholders  The tax receivable agreement (“TRA”) provides for the payment by the Company to former Executive Managing Directors of a portion of the cash savings in taxes that the Company realizes as a result of certain tax assets created at the time of the IPO transaction

 Public Narrative Around the SC Process is False and Misleading  Sculptor’s management dominated the SC’s sale process and multiple bids that did not retain management were turned down  Sculptor’s management team exercised control over the sale process to benefit themselves and divert value from the stockholders  Marcy Engel is not a fully independent party and saw her compensation increase dramatically  Public Claims  The SC ran an independent process and made clear to bidders that they could submit bids which did not include the go-forward employment of management   Management was walled off from bidders, only meeting during diligence sessions at SC request with SC’s advisors present  Bidders and management were not permitted by the SC to engage in negotiations regarding management’s go forward employment and compensation until principal terms on the transaction were set and agreed by SC  In fact, Bidder D’s bid (which was the SC’s initial preferred transaction) would have resulted in Mr. Levin no longer being CEO of Sculptor   Facts  The SC did not book up Class E Units, the type of equity most held by current management   Would have been allocated an estimated $112.98 million in aggregate proceeds if fully booked up  Many of these units had been issued in exchange for a reduction in compensation by management over the previous five years totaling over $50 million  Mr. Levin agreed to make significant modifications to his employment agreement that will materially reduce his compensation  Overall annual cap well below his current agreement and certain historical practices put in place by Mr. Och  Mr. Levin agreed to a further reduction than originally negotiated with Rithm in exchange for an increase to share price paid to all stockholders in the Rithm transaction  Marcy Engel, Chair of the Board, is an independent and conflict-free director on the SC  Ms. Engel was introduced to Sculptor by Mr. Och and elected to the BOD while Mr. Och was Chair; had no preexisting relationship with Mr. Levin   She has deep experience in dealing with governance and legal matters as a result of her role as COO/GC of Eton Park, a global alternatives investment firm, and senior roles within Citi and Salomon Smith Barney legal departments  Ms. Engel’s compensation is in line with previous Board Chair’s compensation level   Announcement of a transaction with the Consortium will actually be a boon to the business   There is a very real likelihood that the announcement of a transaction with the Consortium will cause a material adverse change to the Company  Clients have expressed serious concerns about Mr. Weinstein and the Consortium’s acquisition of the Company  A Consortium transaction will likely lead to material redemptions, which could hinder the Company’s ability to close any transaction

 Public Narrative Around the SC Process is False and Misleading (Cont’d)  The Consortium is ready, willing and able to acquire the Company if only the Special Committee would play ball  Mr. Levin will earn more under Rithm transaction than under the Consortium proposal  The Consortium’s proposal does not create a higher closing risk than Rithm’s agreement  Public Claims  The SC has engaged in extensive negotiations and discussions with the Consortium, giving the Consortium ample opportunity to acquire the Company  The SC has continued to negotiate with the Consortium in good faith in accordance with its fiduciary duties even though the Consortium has yet to make a proposal superior to the Rithm transaction  The Consortium did not have the highest bid prior to announcing the Rithm transaction and has consistently failed to address the Special Committee’s concerns regarding closing certainty following the Rithm announcement  The SC provided the Consortium with several drafts of a merger agreement that the Consortium would not sign, even though the agreement provided the Consortium greater contractual protections than their threatened tender offer  The SC and the Company have responded to numerous diligence requests and questions since early October, but the Consortium has still failed to make any meaningful progress towards finalizing an agreement  Facts  Mr. Levin would likely earn more under the Consortium proposal  Mr. Levin agreed to amend his employment agreement and materially reduce his compensation in connection with signing the Rithm transaction against his own self-interest and for the benefit of stockholders, fund investors and employees  Under the Consortium proposal, Mr. Levin’s employment agreement would not be amended, and he may be terminated without cause or resign for “good reason”, triggering various severance provisions. In either situation, Mr. Levin would receive his 2023 bonus, which is estimated to be significantly higher than the $30 million cap required by the Rithm amendment  Mr. Levin is a large stockholder. $13.50 per share would result in him receiving more proceeds than $12   The Consortium’s non-binding proposal creates material closing risks not present in the Rithm transaction   Rithm’s fund investor consent threshold has currently been met (although this is subject to change at the time of closing), while the Consortium’s proposal would likely result in material client redemptions   Consortium’s proposal does not assume the Consortium transaction risks, putting the Company at material risk of not completing a transaction   The Rithm transaction has already received HSR, FCA and SFC approval. There is no assurance that the Consortium proposal will receive similar approval. Even if the SC was 100% certain we would receive both client and regulatory approvals, such consent processes would significantly delay closing, increasing the risk of an intervening event or material change that could imperil closing  Lifting the Consortium’s standstill and NDA obligations will create a better, more transparent process for stockholders  Forgoing an orderly sale process and allowing bidders to speak to the press would be highly unusual in a sale process and would disrupt the sale process and put the Company at risk  The SC is maintaining an orderly process in order to maximize stockholder value. Public comments would not only disrupt such a process, but hurt the Company’s value and potentially reduce the likelihood of closing any transaction   The Company’s investment professionals are a key component to the business as we are a fiduciary managing the money of pensions, foundations, etc. Any actions or comments outside of the SC’s process may cause heightened redemptions and employee attrition

 The Consortium’s non-binding proposal to acquire Sculptor, while presenting a nominally higher per share price, is not superior to the Rithm transaction given material signing and closing execution risk and timing issues.  The Consortium has participated in Sculptor’s sale process since December 2022 – and despite consistent and frequent feedback and engagement from the SC that gave the Consortium a road-map to delivering a superior proposal, the Consortium repeatedly failed to address material issues   It is not clear when the Consortium would be ready to execute a transaction, whether agreement can be reached on terms the SC would be willing to accept for Sculptor stockholders, and whether and when that transaction would be consummated – accordingly, as of today, the Consortium’s $13.50 proposal must be evaluated on a risk- and timing-adjusted basis  Rithm’s $12.00 transaction is subject only to stockholder approval and capable of closing immediately after receipt of such approval; in contrast, the Consortium’s $13.50 proposal is subject to meaningful signing and closing risk and is expected to require 4-6 months if not longer to close starting if and when the parties were to enter into definitive agreements  The impact of a failed transaction or material delay could be materially detrimental to the Company   The Rithm Transaction is Superior in Terms of Value, Timing and Closing Certainty

 Appendix  18 |  Background: Historical Stock Price and Key Firm Events  01  02  Summary Process Timeline  03  Illustrative Process & Framework of Institutional Capital Allocation

Background: Historical Stock Price and Key Firm Events

The Company's business has faced serious challenges since the time the Company settled bribery charges and a personal charge against then CEO Mr. Och.



AUM
SCU Stock Price
Note: AUM is the largest driver of long-term earning power
3/18/2014
First public disclosure on Africa bribery scandal and litigation
12/6/2018
Announcement of Dan Och's transition out of Company
6/10/2020
Announcement of Jimmy Levin to become CEO
4/1/2021
Jimmy Levin becomes CEO
2/2/2022
Morgan Rutman resigns from BOD
8/24/2022
FEMDs filed Section 220 claim
11/18/2022
Announced sale process and SC formation
SCU Share Price
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
AUM ($ in billions)
50.0
48.0
46.0
44.0
42.0
40.0
38.0
36.0
34.0
32.0
30.0
12/31/2013
12/31/2014
12/31/2015
12/31/2016
12/31/2017
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022

Litigation

- Announcement of large bribery scandal and Africa litigation destabilized the firm
  - AUM decreased ~33% from its peak in 2015 to when Mr. Och announced his resignation
- BOD exited Dan Och from the Company to address concerns raised by regulators and stem the outflow of client assets
- From the time of the company's IPO to the announcement of Mr. Och's transition out of the company, stockholders lost 96% in stock value while Mr. Och received $3.3 billion in value

Transition

- Stabilized the firm during its darkest days
  - Navigated Africa bribery scandal, ultimately settling final action in November 2020
  - Stemmed outflows and stabilized core set of investors, ensuring the viability of the Company
  - Diversified business by scaling growth in Credit and Real Estate, longer duration businesses
- Restructured expense base

Jimmy Levin CEO & FEMDs' Actions

- Current management team repositioned the platform for growth and increased AUM
  - Started to regrow AUM and management fees
  - Retired debt and took balance sheet position from net liability to net asset position
  - Launched new products
- Progress was halted with noisy resignation of Mr. Rutman, the director designated to the board (and employed) by Mr. Och, and remains challenged from continued public commentary by FEMDs
  - AUM declined largely as a result of redemptions and fundraising halted
  - Stock price retreated

19 |

Summary Process Timeline  The Special Committee conducted a rigorous and independent strategic sale process, which was impacted negatively by the public actions of FEMDs.  Outreach Stage (Mid-Late Nov. 2022)  Stage 1 (Nov. 2022 – Jan. 2023)  Stage 2 (Jan. – Mid Feb. 2023)  (1) The merger agreement was conditioned to a percentage of the run rate revenues being retained by the Company at the time of closing   Exclusivity with Bidder D (Feb. – May 2022)  February-Oct (2022)  November-December  January (2023)  February  March  April  February 2, 2022: Morgan Rutman, director appointed by Dan Och, resigned from the BOD, creating instability at the Company  Late March 2022: BOD received unsolicited outreach from Bidder A regarding potential acquisition  May 23, 2022: Sculptor established the SC comprised of independent directors to conduct review of potential strategic transactions  August 24, 2022: FEMDs filed Section 220 claim demanding to inspect certain books and records for purposes of reviewing CIO compensation despite having had access via BOD designee  August 30, 2022: Bidder A cited perceived instability associated with dispute with FEMDs as reason for declining to submit a bid   October 4, 2022: FEMDs sent a letter to the SC and BOD stating several third parties contacted them regarding transactions not involving current senior management; did not identify any such third parties even after repeated requests from the BOD & SC  November 3, 2022: FEMDs filed Schedule 13D/A disclosing the Section 220 suit and requesting that BOD pursue review of strategic alternatives without providing any details on the interested parties they claimed were interested  November 16, 2022: Stage 1 bid process letters prepared and distributed to 19 bidders  November 18, 2022: Issued press release announcing formation of SC and sale process, as well as resolution of FEMDs' Section 220 suit  December 2022: SC met with advisors to discuss the preliminary non-binding indications of interest (“IOIs”) received from bidders in first round  December 6, 2022: SC invited 6 bidders to the second round  Late December 2022: Consortium expressed interest as late entrant to process and signed NDA   January 3, 2023: Stage 2 bid process letters distributed to 6 bidders  January 16, 2023: Consortium Proposal 1  - Price: $11-12  - Financing: No  - Closing Achievable: TBD  January 17, 2023: FEMDs sent letter to SC asserting displeasure with sale process, which was later made public via a 13D/A filing on January 27  January 30. 2023: SC received 3 Stage 2 proposals  February 13, 2023: SC determined Bidder D had superior bid ($11.80 price per share and 87.5% client consent condition)(1)  February 14-17, 2023: Negotiations took place, leading to $12.00 price per share and 85% client consent condition, but Bidder D reiterated requirement of support from FEMDs as a condition to signing the definitive merger agreement   February 18, 2023: Sculptor and Bidder D entered into exclusivity agreement. SC authorized financial advisors to share Bidder D’s proposal with FEMDs   Consortium Proposal 2  - Price: $12-14  - Financing: No  - Closing Achievable: TBD   March 3, 2023: FEMDs stated they would not support Bidder D’s proposal   March 5-22, 2023: SC consulted with advisors on how best to try to secure FEMDs’ support and attempted to arrange direct discussions between FEMDs and Bidder D  March 27, 2023: After initial refusal to directly engage, representatives of FEMDs met with Bidder D, but did not make any material progress  End of March 2023: SC considered alternatives to try to persuade Bidder D to execute merger agreement without FEMDs' support  April 2, 2023: Bidder D unwilling to progress without support from FEMDs, citing public relations concerns   Mid April 2023: Bidder D proposed an alternative approach - execute merger agreement without FEMDs' support but closing of transaction conditioned on support or company would sell CLO business to Bidder D at an approved price. SC held several meetings to discuss alternative approaches and maintained exclusivity with Bidder D to assess whether further progress could be made with FEMDs   April 25, 2023: Bidder D met with representatives FEMDs. FEMDs did not provide feedback or support and did not engage in further discussions with Bidder D  Red shaded events represent actions of FEMDs  Yellow shaded events represent Consortium proposals received with key terms highlighted (price, com`mitted financing, client consent condition)

 Summary Process Timeline (cont’d)  Red shaded events represent actions of FEMDs  Exclusivity with Bidder D (Feb. – May 2022)  Post-Exclusivity Termination (May – July 2023)   Post-Rithm Announcement (July – October 2023)   May  June  July  July (cont’d)-August  September – Oct.  October  May 1, 2023: SC requested Bidder D to engage with FEMDs on their requests or execute merger agreement without FEMDs’ support  May 2, 2023: SC received letter from FEMDs setting out information requests regarding the proposed transaction with Bidder D, which were passed onto Bidder D   May 11, 2023: As Bidder D no longer engaged and was unwilling to move forward without FEMDs' support, SC determined there was not going to be a viable deal with Bidder D and terminated exclusivity with Bidder D   May 16, 2023: SC instructed its advisors to reach out to 4 remaining bidders (including the Consortium) following termination of exclusivity with Bidder D; reopening of data room and updated merger agreement   Throughout the month, updated proposals from bidders evaluated by SC and its advisors   June 6, 2023: Consortium Proposal 3  - Price: $11  - Financing: No  - Closing Achievable: No  June 11, 2023: Rithm conditionally proposed a price of $12 per Class A Share subject to better understanding regarding the spend on employment compensation was accurate  June 30, 2023: Rithm submitted revised proposal of $11 per Class A share, after considering need for further retention awards for senior leadership (excluding Mr. Levin) given significant equity awarded for prior service would be forfeited in connection with the transaction  July 4, 2023: Rithm’s price increased to $11.05 from $11.00  July 6, 2023: Consortium Proposal 4  - Price: $11.50  - Financing: No  - Closing Achievable: No  July 10, 2023: Consortium Proposal 5  - Price: $11.00  - Financing: No  - Closing Achievable: TBD  July 11-17, 2023: SC authorized sending copies of transaction documents to FEMDs  July 17, 2023: FEMDs raised a number of issues including structure and terms of potential rollover, TRA payments, reimbursement of legal fees and governance rights with Rithm   July 20-22, 2023: Rithm was unable to reach agreement with FEMDs. Agreed to increase share price if Mr. Levin further decreased compensation, which he agreed to   July 22, 2023: Rithm’s price increased to $11.15 from $11.05 as a result of Mr. Levin further decreasing compensation  July 23, 2023: SC reviewed final outcome of Rithm proposal. PJT and JP Morgan rendered fairness opinions   July 24, 2023: Sculptor and Rithm issued joint press release announcing transaction  August 12, 2023: Consortium Proposal 6  - Price: $12.25  - Financing: Partial  - Closing Achievable: No  August 22, 2023: FEMDs filed 220 books and records demand related to SC process  August 24, 2023: Consortium Proposal 7  - Price: $12.25  - Financing: Partial  Closing Achievable: No  August 26, 2023: Consortium Proposal 8  - Price: $12.76  - Financing: Partial  - Closing Achievable: No  August 31, 2023: Consortium Proposal 9  - Price: $12.76  - Financing: Uncertain  - Closing Achievable: No  Throughout these months, Rithm engaged in negotiations with FEMDs  September 18, 2023: Consortium Proposal 10- Price: $12.76  - Financing: Uncertain  Closing Achievable: No  September 20, 2023: Consortium Proposal 11- Price: $12.76  - Financing: Uncertain  Closing Achievable: No  September 22, 2023: Rithm sent proposed amendments that were under discussion with FEMDs, including raising price to $12.20 and changing Mr. Levin’s compensation   September 26, 2023: Consortium Proposal 12- Price: $12.00- Financing: Uncertain- Closing Achievable: Uncertain  September 30, 2023: Consortium Proposal 13- Price: $12.76- Financing: Uncertain- Closing Achievable: Uncertain  October 2, 2023: Consortium Proposal 14- Price: $13.00  - Financing: Uncertain   Closing Achievable: Uncertain  October 3, 2023: FEMDs issued public statement that Consortium’s offer seemed more attractive; Rithm discontinued engagement with FEMDs  October 6, 2023: SC and BOD determined Consortium’s Sept. 30 proposal was reasonably likely to lead to a Superior Proposal and sent detailed feedback on acceptable terms & conditions; terms and conditions not met  October 10, 2023: Consortium Proposal 15- Price: $13.00  - Financing: Uncertain   Closing Achievable: Uncertain  October 11, 2023: Rithm submitted revised proposal of $12.00 per share, approved unanimously by BOD  October 12, 2023: Definitive proxy filed with revised Merger Agreement with Rithm   October 13, 2023: Consortium Proposal 16- Price: $13.50  - Financing: Yes   Closing Achievable: Uncertain  Yellow shaded events represent Consortium proposals received with key terms highlighted (price, committed financing, achievability of client consent condition)  At the conclusion of the strategic process, the SC recommended to the BOD, who approved unanimously, the Rithm transaction as it provides stockholders the highest value with the greatest certainty of closing.

 Illustrative Process & Framework of Institutional Capital Allocation  Core Criteria Clients Evaluate Investment Managers On  Source: Goldman Sachs Capital Introduction Q4 2019 Marketing & IR Manager Survey  Investment Strategy: Objectives of the fund (i.e., returns and volatility) and the universe of asset classes and securities the manager will invest in to achieve those objectives. Clients want to see consistent communication and execution of the strategy over market cycles  Investment Process: Set of guidelines that govern the behavior and decision making of a manager in a way that allows them to remain true to the tenets of their investment strategy. Clients want to see a clearly defined, repeatable process with a set of inputs that provide managers a better chance of making good decisions consistently through a market cycle  Investment Team: Those responsible for managing the investment strategy with clearly defined responsibilities for those involved, built around strong governance. Clients want to see consistency and stability of a reputable team across market cycles to isolate those that are responsible for producing the strategy’s investment returns   Institutional investors conduct rigorous capital allocation processes when selecting a manager. Changes to the investment process as proposed in the Consortium’s bid would materially alter the investment team and process, causing investors to re-underwrite the organization.   Illustrative Capital Allocation Timeline   The process is a multi-stage endeavor which now takes managers an average of 13.2 months to finalize, from initial contact with the investor through to an allocation   Highly competitive process with managers receiving allocations from <5% of investors they engage in preliminary discussions with